UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES Exchange ACT OF 1934

For the month of December 2024

Commission File Number 001-39124

Centogene N.V.

(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

On December 4, 2024, Centogene N.V. issued a press release titled “CENTOGENE Announces Voting Results of Extraordinary General Meeting.”

A copy of the press release is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2024

CENTOGENE N.V.

By:	/s/ Kim Stratton
	Name:	Kim Stratton
	Title:	Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press release dated December 4, 2024

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